[redacted]

SECUR 12013202 MISSION

SEC Mail Processing Section
FEB 28 2012
Washington, DC
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SEC FILE NUMBER
8- 37373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harbour Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 D'Onfrio Drive, Suite 300
(No. and Street)

Madison	**WI**	**53719**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronda Meyer **608-662-6100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Rhonda Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbour Investments, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rhonda Meyer
Signature

VP & COO
Title

2-27-2012
Notary Public
My commission expires 2-10-2013

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOUR INVESTMENTS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2011

HARBOUR INVESTMENT, INC.
Madison, Wisconsin

TABLE OF CONTENTS

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors

HARBOUR INVESTMENTS, INC.

We have audited the statement of financial condition of Harbour Investments, Inc. as of December 31, 2011 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 24, 2012

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Current assets	
Cash and cash equivalents	$ 933,688
Commissions receivable	1,958,863
Marketable securities owned, at fair value	77,783
Deferred income taxes	4,796
Total current assets	2,975,130
Total assets	$ 2,975,130
LIABILITIES	
Accounts payable	$ 55,613
Commissions payable	2,038,313
Total current liabilities	2,093,926
Total liabilities	2,093,926
STOCKHOLDERS' EQUITY	
Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	858,204
Total stockholders' equity	881,204
Total liabilities and stockholders' equity	$ 2,975,130

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as a broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

B. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. MARKETABLE SECURITIES

Marketable securities are valued at fair value. The resulting difference between cost and market value is included in income.

D. COMPUTER EQUIPMENT

Computer equipment is carried at cost, totaling $50,840. It is fully depreciated as of December 31, 2011. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets which is five years.

E. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with ASC No. 740 ("Accounting for Income Taxes"). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2011, there was a deferred tax asset in the amount of $4,796 from current net unrealized gains on securities and operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

F. REVENUE RECOGNITION

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

G. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The company's federal income tax returns for 2009, 2010, and 2011 are subject to examination by the IRS, generally for three years after they are filed. In addition, the company's state tax returns for 2008, 2009, 2010, and 2011 are subject to examination by state tax authorities for similar time periods.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I. FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level One - Quoted prices in active markets for identical assets or liabilities.
- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

As of December 31, 2011, the company's financial assets which were measured at fair value in accordance with ASC 820 consisted of $77,783 of marketable securities employing Level One inputs.

J. OFF-BALANCE-SHEET CREDIT AND MARKET RISK

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer investment transactions. These activities may expose the company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the company is liable to the clearing firm for the transactions of its customers.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2011, is as follows:

Current taxes	
Federal	$
State	
Total current taxes	
Deferred tax benefit	6,765
Total income tax benefit	$ 6,765

Deferred tax assets are a result of net unrealized gains on securities and operating loss carryforwards at December 31, 2011. The net operating losses of $22,000 start to expire in 2029.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 100% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $3,050,000 for the year ended December 31, 2011. See Note 4 for additional related party information.

NOTE 4 - GUARANTEES

The company guarantees an office lease agreement for the benefit of Harbour Management, LLC, a related party through common ownership. In the event and for what ever reason, if Harbour Management, LLC is unable to fulfill the terms of the office lease agreement, Harbour Investments, Inc. will assume the responsibility of the entire office lease agreement from that point forward and the entirety of the agreement. The lease is paid monthly and expires August 31, 2013.

NOTE 4 - GUARANTEES (continued)

The following is a schedule of the future annual lease payments that would be required under the terms of the lease if the company had to assume the lease for the years ended December 31:

2012	$ 75,366
2013	51,403
	$ 126,769

Management anticipates Harbour Management, LLC will be able to fulfill the terms of the office lease agreement; therefore this obligation is not included on the statement of financial condition.

NOTE 5 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement. Aggregate indebtedness at December 31, 2011, was $2,110,253 while the company had net capital of $727,950 and a net capital requirement of $140,684. The company's net capital ratio was 2.90 to 1.

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist of trading and investing securities at quoted fair values, as summarized below.

	Fair Value	Cost	Unrealized Gain (Loss)
Corporate equities	$ 12,560	$ 20,003	$ (74,437)
Mutual funds	65,223	54,622	10,601
	$ 77,783	$ 74,625	$ 3,158

NOTE 6 - SECURITIES OWNED (continued)

Equity securities are valued at the closing price reported on an active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the company at year end.

Investment income reflected on the statement of operations includes realized and unrealized gains and losses as follows:

Unrealized and realized gains	$	
Unrealized and realized losses		(18,707)
Net unrealized and realized losses	$	(18,707)

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

NOTE 8 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2011, cannot be determined.

NOTE 9 - DEPOSIT WITH CLEARING ORGANIZATIONS

The company clears securities transactions with two organizations. The company has cash and securities totaling $145,000 on deposit with the clearing organizations at December 31, 2011.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 - CUSTOMER TRANSACTIONS

The company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2012, the date which the financial statements were available for issue.

MHM ®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT REGISTERED ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Harbour Investments, Inc.
575 D'Onofrio Drive, Suite 300
Madison, WI 53719

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Harbour Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC solely to assist you and the other specified parties in evaluating Harbour Investment, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harbour Investments, Inc.'s management is responsible for the Harbour Investments, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meyer Hoffman McCann P.C.

Minneapolis, Minnesota
February 24, 2012

HARBOUR INVESTMENTS, INC.

SCHEDULE OF PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

The Year Ended December 31, 2011

Schedule of Assessment Payments

General assessment			$ 10,796
Less payments made:	**Date Paid**	**Amount**	
	July 29, 2011	$ 1,498	
	January 31, 2012	$ 855	
	February 23, 2012	$ 8,443	(10,796)
Total assessment balance and interest due			$ -

HARBOUR INVESTMENTS, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS

The Year Ended December 31, 2011

		SIPC-7
Revenues		
Revenues	$	24,225,316
Additions		19,531
Deductions		(19,926,625)
SIPC net operating revenues	$	4,318,222
General assessment @ .0025	$	10,796